Exhibit 99.2

TRIANGLE TOWN MEMBER, LLC

TABLE OF CONTENTS
Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Balance Sheets as of December 31, 2009 and 2008	2

Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007	3

Statements of Members’ Deficit for the Years Ended December 31, 2009, 2008 and 2007	4

Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	5

Notes to Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007	6–10

INDEPENDENT AUDITORS’ REPORT

To the Members of
Triangle Town Member, LLC:

We have audited the accompanying balance sheets of Triangle Town Member, LLC (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, members’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the three years then ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 31, 2010

TRIANGLE TOWN MEMBER, LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

REAL ESTATE ASSETS:
Land	$ 17,278,287	$ 17,278,287
Buildings, improvements, and equipment	156,288,150	156,897,935
Less accumulated depreciation	(37,275,432)	(28,561,831)

Real estate assets — net	136,291,005	145,614,391

CASH	2,209,025	2,512,731

TENANT RECEIVABLES — Net of allowance for doubtful
accounts of $56,491 in 2009 and $75,790 in 2008	1,924,271	2,646,546

DEFERRED LEASING COSTS — Net	2,542,855	3,104,549

DEFERRED FINANCING COSTS — Net	533,169	623,282

OTHER ASSETS	1,956,796	864,651

TOTAL	$ 145,457,121	$ 155,366,150

LIABILITIES AND MEMBERS’ DEFICIT

MORTGAGE NOTE PAYABLE	$ 193,883,626	$ 197,029,304

ACCRUED INTEREST PAYABLE	926,925	941,964

ACCOUNTS PAYABLE AND OTHER ACCRUED
LIABILITIES	1,145,664	1,109,833

MEMBERS’ DEFICIT	(50,499,094)	(43,714,951)

TOTAL	$ 145,457,121	$ 155,366,150

See notes to financial statements.

TRIANGLE TOWN MEMBER, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007

REVENUES:
Minimum rents	$ 14,998,113	$ 16,555,839	$ 16,789,842
Tenant reimbursements	5,805,773	6,178,596	5,831,936
Percentage rents	216,958	368,138	484,305
Other rental income	638,125	592,126	615,426
Other	66,357	44,552	53,134

Total revenues	21,725,326	23,739,251	23,774,643

EXPENSES:
Property operating	3,723,456	4,351,479	4,057,608
Depreciation and amortization	10,197,345	10,004,659	10,867,122
Real estate taxes	1,574,457	1,738,985	1,443,246
Maintenance and repairs	1,203,028	1,348,868	1,376,863
Management fees	517,836	542,140	553,950

Total expenses	17,216,122	17,986,131	18,298,789

INCOME FROM OPERATIONS	4,509,204	5,753,120	5,475,854

INTEREST INCOME	1,865	6,292	12,961

INTEREST EXPENSE	(11,296,786)	(11,472,604)	(11,583,254)

GAIN ON SALE OF REAL ESTATE ASSETS	-	346,480	-

NET LOSS	$ (6,785,717)	$ (5,366,712)	$ (6,094,439)

See notes to financial statements.

TRIANGLE TOWN MEMBER, LLC

STATEMENTS OF MEMBERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

BALANCE — December 31, 2006	$(27,424,470)

Contributions from members	2,595,396

Net loss	(6,094,439)

BALANCE — December 31, 2007	(30,923,513)

Contributions from members	226,266

Distributions to members	(7,650,992)

Net loss	(5,366,712)

BALANCE — December 31, 2008	(43,714,951)

Contributions from members	1,574

Net loss	(6,785,717)

BALANCE — December 31, 2009	$(50,499,094)

See notes to financial statements.

TRIANGLE TOWN MEMBER, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (6,785,717)	$ (5,366,712)	$ (6,094,439)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	10,297,642	10,101,113	10,963,734
Gain on sale of real estate assets	-	(346,480)	-
Changes in operating assets and liabilities:
Tenant receivables	722,275	278,028	(103,146)
Other assets	12,850	(14,195)	(210,284)
Accrued interest payable, accounts payable, and
other accrued liabilities	20,792	(694,758)	(598,190)

Net cash provided by operating activities	4,267,842	3,956,996	3,957,675

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate assets	(278,062)	(386,764)	(2,428,118)
Proceeds from the sale of real estate assets	-	1,200,000	-
Addition to landlord inducement costs	(22,751)	(45,740)	(4,690)
Cash in escrow	(1,092,429)	900,491	830,835
Additions to deferred leasing costs	(34,202)	(147,787)	(240,854)
Change in other assets	-	-	45,705

Net cash provided by (used in) investing activities	(1,427,444)	1,520,200	(1,797,122)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on mortgage note payable	(3,145,678)	(2,970,696)	-
Net additions to deferred financing costs	-	-	(500,000)
Net contributions from (distributions to) members	1,574	(7,424,726)	2,595,396

Net cash provided by (used) in financing activities	(3,144,104)	(10,395,422)	2,095,396

NET CHANGE IN CASH	(303,706)	(4,918,226)	4,255,949

CASH — Beginning of year	2,512,731	7,430,957	3,175,008

CASH — End of year	$ 2,209,025	$ 2,512,731	$ 7,430,957

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION — Cash paid for interest	$ 11,221,712	$ 11,396,694	$ 11,474,000

See notes to financial statements.

TRIANGLE TOWN MEMBER, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — Triangle Town Member, LLC (the “Company”) was formed on November 16, 2005, for the purpose of owning and operating Triangle Town Center, a regional shopping mall in Raleigh, NC; an attached lifestyle center, Triangle Town Commons; and an adjacent associated center, Triangle Town Place. The Company is a joint venture with the following members:

Ownership
Member	Interest

CBL Triangle Town Member, LLC	50.000%
REJ Realty LLC	49.500
JG Realty Investors Corp.	0.484
JG Manager LLC	0.016

The initial contribution of REJ Realty LLC, JG Realty Investors Corp., and JG Manager LLC (collectively, the “REJ Members”) consisted of the three shopping centers, which were recorded on the Company’s balance sheets at their carryover basis. CBL Triangle Member, LLC (“CBL Member”) made an initial cash contribution of $1,472,433. Concurrent with its formation, the Company entered into a nonrecourse mortgage loan of $200,000,000 (see Note 2). The net proceeds from the loan were used to retire an existing construction loan totaling $121,828,000, and the remaining net proceeds were paid to the REJ Members as a partial return of their equity contribution. The Company’s equity will be equalized between the REJ Members and CBL Member through future contributions by CBL Member and through property cash flow distributions.

Under the terms of the joint venture agreement (the “Agreement”), CBL Member is required to fund any additional equity necessary for capital expenditures, including future development or expansion of the Company’s properties, and any operating deficits up to a maximum of $30,000,000. The Company’s profits and losses are allocated to the REJ Members and CBL Member in accordance with their respective ownership interests. CBL Member receives a preferred return on its invested capital in the Company. After payment of such preferred return and repayment of CBL Member’s invested capital and repayment of the balance of the REJ Members’ equity, the REJ Members and CBL Member will share equally in the Company’s cash flows.

As of December 31, 2009 and 2008, members’ deficit of the Company was as follows:

	2009	2008

CBL Triangle Town Member, LLC	$ (12,525,053)	$ (9,133,768)
REJ Realty, LLC	(37,594,300)	(34,235,371)
JG Realty Investors Corp.	(367,588)	(334,745)
JG Manager, LLC	(12,153)	(11,067)

	$ (50,499,094)	$ (43,714,951)

The member’s equity accounts included in the accompanying balance sheets were determined based upon the initial contributions of each respective member being recorded at the carrying value of the contributed assets upon the formation of the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, the distribution of cash flows to the members is determined based upon the priority of each member’s capital account as set forth in the Agreement. Under the Agreement, each member’s initial capital contribution was determined based upon the agreed-upon values as set forth in the Agreement, which were not equal to the historical carryover basis recorded in accordance with GAAP. Accordingly, the capital accounts as determined in accordance with the Agreement differ from the capital accounts recorded in accompanying balance sheets.  As of December 31, 2009 and 2008, members’ capital accounts as determined in accordance with the Agreement were as summarized in the table below. Capitalized terms not defined herein have the meaning as set forth in the Agreement.

	2009	2008

REJ Members’ unreturned initial capital	$ 78,842,496	$ 78,842,496

The CBL Member earns an 11% interest return on any mandatory contributions; the REJ Members earn a 2% interest return on their shortfall capital.

Basis of Presentation — The accompanying financial statements are prepared on the accrual basis of accounting in accordance with GAAP.

Revenue Recognition — Fixed minimum rents from operating leases are recognized on a straight-line basis over the initial terms of the related leases. Certain tenants are required to pay percentage rent if their sales volumes exceed thresholds specified in their lease agreements. Percentage rent is recognized as revenue when the thresholds are achieved and the amounts become determinable.

The Company receives reimbursements from tenants for real estate taxes, insurance, common area maintenance, and other recoverable operating expenses as provided in the lease agreements. Tenant reimbursements are recognized as revenue in the period the related operating expenses are incurred. Tenant reimbursements related to certain capital expenditures are billed to tenants over periods of 5 to 15 years and are recognized as revenue when earned.

Real Estate Assets — Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments are capitalized. Depreciation is provided using the straight-line method over the estimated useful life of buildings and improvements (20–40 years) and equipment (5–10 years). Tenant improvements are capitalized and depreciated on a straight-line basis over the life of the related lease. Depreciation expense was $9,601,448, $9,342,066 and $10,198,070 for the years ended December 31, 2009, 2008 and 2007, respectively. Accumulated depreciation was $37,275,432 and $28,561,831 as of December 31, 2009 and 2008, respectively.

Carrying Value of Long-Lived Assets — The Company evaluates the carrying value of long-lived assets to be held and used when events or changes in circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when its estimated future undiscounted cash flows are less than its carrying value. If it is determined that an impairment has occurred, the excess of the asset’s carrying value over its estimated fair value will be charged to operations. There were no impairment charges in December 31, 2009, 2008 or 2007.

Cash — The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash.

Deferred Leasing Costs — Deferred leasing costs include direct costs incurred to originate a lease and are amortized using the straight-line method over the terms of the related leases. Amortization expense was $595,896, $662,593 and $669,052 for the years ended December 31, 2009, 2008 and 2007, respectively. Accumulated amortization was $2,100,294 and $1,643,705 as of December 31, 2009 and 2008, respectively.

Deferred Financing Costs — Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized using the straight-line method to interest expense over the term of the mortgage note payable. Amortization expense was $90,113, $90,114 and $90,113 for the years ended December 31, 2009, 2008 and 2007, respectively. Accumulated amortization was $307,214 and $217,101 as of December 31, 2009 and 2008, respectively.

Other Assets — Other assets include cash of $1,478,777 and $386,348 at December 31, 2009 and 2008, respectively, that was deposited in escrow, which is to be used for the payment of real estate taxes and insurance in accordance with the terms of the Company’s mortgage note payable (see Note 2), as well as contributions received from tenants that are to be used for future marketing activities.

Income Taxes — No provision has been made for federal and state income taxes since these taxes are the responsibility of the members.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements — The Company has categorized its financial assets and financial liabilities that are recorded at fair value into a hierarchy based on whether the inputs to valuation techniques are observable or unobservable. The fair value hierarchy contains three levels of inputs that may be used to measure fair value as follows:

Level 1 — Inputs represent quoted prices in active markets for identical assets and liabilities as of the measurement date.

Level 2 — Inputs, other than those included in Level 1, represent observable measurements for similar instruments in active markets, identical or similar instruments in markets that are not active, and observable measurements or market data for instruments with substantially the full term of the asset or liability.

Level 3 — Inputs represent unobservable measurements, supported by little, if any, market activity, and require considerable assumptions that are significant to the fair value of the asset or liability. Market valuations must often be determined using discounted cash flow methodologies, pricing models, or similar techniques based on the Company’s assumptions and best judgment.

As of December 31, 2009, no assets or liabilities were measured at fair value on a recurring or nonrecurring basis. The carrying values of cash and cash equivalents, tenant receivables, accounts payable, and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments.

2.	MORTGAGE NOTE PAYABLE

Concurrent with the formation of the Company, the Company obtained a non-recourse, commercial mortgage-backed securities loan from Wachovia Bank, a division of Wells Fargo Bank, N.A., acting in the capacity of the servicer of the loan (the “Servicer”), that matures on December 5, 2015, and bears interest at 5.74%. The monthly payments are interest-only in the amount of $956,167, until January 5, 2008. The monthly payments of $1,197,282 thereafter include principal and interest. A balloon payment of $170,713,179, plus unpaid interest, is due on the maturity date. The mortgage note payable is collateralized by the shopping center properties and assignment of all leases.

The note payable contains, among other covenants, restrictions on incurrence of indebtedness and transfers and sales of assets. The note payable also requires that a minimum debt service coverage ratio be maintained for the purpose of establishing a cash management account with the Servicer.  As of December 31, 2009, the Company did not meet the minimum required debt service coverage ratio and as a result the Company is in the process of placing the property under a cash management agreement with the Servicer. In addition to placing the property under a cash management agreement, the Company will be required to fund certain escrow reserves as required under the note agreement, until such time that the Company meets the required minimum debt service coverage ratio. Once the property is placed under the cash management agreement, the Servicer will maintain control over the Company’s cash account and on a monthly basis release cash to the Company after the monthly debt service and escrow funding are received.  The Company’s net operating cash flows were sufficient to meet its debt service requirements for the years ended December 31, 2009, 2008 and 2007.

The fair value of the mortgage note payable was $170,278,768 and $154,874,988 at December 31, 2009 and 2008, respectively. The fair value was calculated by discounting future cash flows for the note payable using an estimated market rate of 8.5% at December 31, 2009 and 2008.

Scheduled principal payments on the mortgage note payable are as follows:

Years Ending
December 31

2010	$ 3,330,967
2011	3,527,171
2012	3,734,931
2013	3,954,929
2014	4,187,885
Thereafter	175,147,743

$ 193,883,626

3.	RENTAL INCOME UNDER OPERATING LEASES

The Company receives rental income by leasing space under operating leases. Future minimum rents scheduled to be received under noncancelable tenant leases at December 31, 2009, are as follows:

Years Ending
December 31

2010	$14,993,215
2011	13,969,061
2012	13,680,046
2013	7,153,944
2014	5,325,687
Thereafter	18,268,126

$73,390,079

4.	RELATED-PARTY TRANSACTIONS

The Company is party to a management and leasing agreement with CBL & Associates Management, Inc. (“CBL Management”), which is controlled by affiliates of CBL Member, to manage and provide leasing services to the properties. The agreement provides for the Company to pay CBL Management a management fee based on revenues collected. Total management fee expense for the years ended December 31, 2009, 2008 and 2007, were $517,836, $542,140 and $553,950, respectively.

The leasing and management agreement provides for the Company to pay CBL Management leasing commissions depending on the type of lease executed. Total leasing commissions for the years ended December 31, 2009, 2008 and 2007, were $26,624, $57,598 and $226,648, respectively.

The leasing and management agreement provides for the Company to pay monthly leasing fees to CBL Management based on rent collected from executed temporary tenants and sponsorship branding fees. Total temporary tenant leasing fees and sponsorship branding fees for the years ended December 31, 2009, 2008 and 2007, were $169,764, $155,726 and $256,524, respectively.

The leasing and management agreement with CBL Management also provides for the Company to pay an outparcel sales fee to CBL Management based on the sales price of the outparcel. Total outparcel sales fee for the year ended December 31, 2008, was $60,000.

Amounts payable to CBL Management as of December 31, 2009 and 2008, were $22,982 and $42,603, respectively.

The entity that provides security, maintenance, cleaning, and background music services for the Company is owned by certain affiliates of CBL Member. The Company recognized expenses of $1,267,921, $1,378,070 and $1,364,426, respectively, for services provided by the affiliate for the years ended December 31, 2009, 2008 and 2007. The Company has no amounts outstanding due to the affiliate as of December 31, 2009 and 2008.

A subsidiary owned by certain affiliates of CBL Member leases equipment, including computers, to the Company. The Company recognized expense of $11,688 and $9,773, and $4,920, respectively, for services provided by the subsidiary for the years ended December 31, 2009, 2008 and 2007. The Company had no outstanding amounts payable to the subsidiary as of December 31, 2009 and 2008.

An affiliate of CBL Member provides consulting for and negotiation of reductions for real estate taxes. The Company recognized expenses of $2,876, $2,129, and $2,876, for the years ended December 31, 2009, 2008 and 2007, respectively.

5.	SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 31, 2010, which represents the date the financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date, but prior to the issuance of this report that would require adjustment, or disclosure in, the financial statements.